October 27, 2016

As announced on September 13, 2016, The Mexico Fund, Inc. (the “Fund”) is paying on October 27, 2016 a distribution of $0.1415 per share to stockholders of record on October 18, 2016. Under the Fund’s Managed Distribution Plan (“MDP”), the Fund pays quarterly distributions at an annual rate of 3% of the Fund’s net asset value per share (“NAV”) recorded on the last business day of the previous calendar year. This distribution is the third corresponding to the fiscal year 2016.

As a general matter, the amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the October 27, 2016 distribution and of distributions paid in the current fiscal year:

Distribution Estimates	October 2016		Fiscal Year-to-date ( YTD)[1]
		Percent of		Percent of
	Per Share	Current	Per Share	Fiscal Year
Source	Amount	Distribution	Amount	Distributions
Net Investment Income	-	-	-	-
Net Realized Short-Term Capital Gains	-	-	-	-
Net Realized Long-Term Capital Gains	-	-	$0.4084	39.00%
Return of Capital (or other Capital Source)	$0.1415	100.00%	$0.6389	61.00%
Total Distribution	$0.1415	100.00%	$1.0473	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on September 30, 2016[2]	6.08%
Current Annualized Distribution Rate (current fiscal year)[3]	5.51%
Current Fiscal Year Cumulative Total Return[4]	(8.81)%
Cumulative Distribution Rate (current fiscal year)[5]	5.04%

1 The Fund’s current fiscal year began on November 1, 2015.

2 Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

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3 The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of September 30, 2016, annualized as a percentage of the Fund’s NAV at the same date.

4 Current Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2015 through September 30, 2016, including distributions paid and assuming reinvestment of those distributions.

5 Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2015, through September 30, 2016) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of September 30, 2016.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The amounts and sources of distributions reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.

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